Exhibit 99.7

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED CHANGE OF AUDITORS

This announcement is made by PetroChina Company Limited (the “Company”) pursuant to Rule 13.51(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company is a subsidiary of China National Petroleum Corporation, which is a state-owned enterprise under the control of the State-owned Assets Supervision and Administration Commission (the “SASAC”) of the State Council. Pursuant to the relevant requirements under the Circular on the Issues Relating to Accounting Firms Undertaking Audit of Final Financial Accounts of Central State-Owned Enterprises (Cai Kuai [2011] No. 24) (《關於會計師事務所承擔中央企業財務決算審計有關問題的通知》（財會[2011] 24號）) issued by the Ministry of Finance of the People’s Republic of China and the SASAC, there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to a central state-owned enterprise and its subsidiaries (the “SASAC Rotation Requirements”). KPMG Huazhen LLP and KPMG will retire as the domestic and international auditors of the Company with effect from the conclusion of the forthcoming annual general meeting for the year 2020 of the Company (the “AGM”) and will not offer themselves for reappointment due to the SASAC Rotation Requirements.

Pursuant to the open selection process and as recommended by the Audit Committee of the Company (the “Audit Committee”), the board of directors of the Company (the “Board”) and the supervisory committee of the Company (the “Supervisory Committee”) have resolved to appoint PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the Company’s domestic and international auditors, respectively, for the year of 2021, and have resolved to propose to the shareholders of the Company (the “Shareholders”) at the AGM to approve the appointments of the auditors and to authorise the Board to fix the remuneration of the auditors.

KPMG Huazhen LLP and KPMG have confirmed in writing that there are no matters in relation to their retirement which should be brought to the attention of the Shareholders. The Board, the Supervisory Committee and the Audit Committee are not aware of any matters in relation to the proposed change of auditors that need to be brought to the attention of the Shareholders, and have also confirmed that there are no disagreements or outstanding matters between the Company and KPMG Huazhen LLP and KPMG.

The Company believes that the proposed change of auditors will not affect the publication of the annual report of the Company for the year ended 31 December 2020.

The proposed change of auditors is subject to the approval of the Shareholders at the AGM. A circular containing, among other things, the proposed change of auditors, together with the notice of the AGM will be dispatched to the Shareholders in due course.

The Board would like to extend its sincere gratitude to KPMG Huazhen LLP and KPMG for their quality services provided to the Company in previous years.

By order of the Board PetroChina Company Limited
Company Secretary
Chai Shouping

Beijing, the PRC

25 March 2021

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.